UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73567 / November 10, 2014

Admin. Proc. File No. 3-16003

In the Matter of

AMICO GAMES CORP.,
ANDINA GROUP INC.,
COUGAR OIL & GAS CANADA INC.,
ENCORIUM GROUP, INC., and
WACCAMAW BANKSHARES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Amico Games Corp., Andina Group Inc., Cougar
Oil & Gas Canada Inc., Encorium Group, Inc., or Waccamaw Bankshares, Inc., and the
Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Amico Games Corp., Andina Group Inc., Cougar
Oil & Gas Canada Inc., Encorium Group, Inc., and Waccamaw Bankshares, Inc. The initial

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *Amico Games Corp., Andina Group Inc., Cougar Oil & Gas Canada Inc., Encorium Group,
Inc., and Waccamaw Bankshares, Inc.,* Initial Decision Rel. No. 671 (Sept. 19, 2014), 109 SEC
Docket 16, 2014 WL 4656407. The stock symbols and Central Key Index numbers are: AMCG
and 1435772 for Amico Games Corp.; AAUI and 1419260 for Andina Group, Inc.; COUGF and
1427645 for Cougar Oil & Gas Canada, Inc.; ENCO and 856569 for Encorium Group, Inc.; and
WBNK and 1144686 for Waccamaw Bankshares, Inc.

decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Amico Games Corp., Andina Group Inc., Cougar Oil & Gas Canada Inc., Encorium Group, Inc., and Waccamaw Bankshares, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 671
ADMINISTRATIVE PROCEEDING
File No. 3-16003

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AMICO GAMES CORP., ANDINA GROUP INC., COUGAR OIL & GAS CANADA INC., ENCORIUM GROUP, INC., and WACCAMAW BANKSHARES, INC.	INITIAL DECISION OF DEFAULT September 19, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondents Amico Games Corp. (Amico Games), Andina Group Inc. (Andina Group), Cougar Oil & Gas Canada Inc. (Cougar Oil & Gas Canada), Encorium Group, Inc. (Encorium Group), and Waccamaw Bankshares, Inc. (Waccamaw Bankshares) (collectively, Respondents). The revocation is based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On August 6, 2014, the Commission issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by August 12, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by August 25, 2014. *Amico Games Corp.*, Admin. Proc. Rulings Release No. 1727, 2014 SEC LEXIS 3036 (Aug. 26, 2014). On August 26, 2014, I ordered Respondents to show cause by September 18, 2014, why the proceeding should not be determined against them due to their failure to file Answers or otherwise defend this proceeding, warning that failure to do so would result in them being deemed in default, having the proceeding

determined against them, and having the registration of their securities revoked. *Id.* (citing OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f)). To date, none of the Respondents have filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Amico Games, Central Index Key (CIK) No. 1435772, is a Nevada corporation located in Guangzhou, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Amico Games is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2011, which reported a net loss of $119,359 for the prior nine months. As of July 29, 2014, the company's stock (symbol "AMCG") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. (OTC Link), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Andina Group, CIK No. 1419260, is a Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Andina Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $113,583 from the company's June 17, 2004, inception to March 31, 2011. As of July 29, 2014, the company's stock (symbol "AAUI") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Cougar Oil & Gas Canada, CIK No. 1427645, is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cougar Oil & Gas Canada is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the fiscal year ended December 31, 2010, which reported a net loss of $1,127,354 (Canadian) for the prior five months. As of July 29, 2014, the company's stock (symbol "COUGF") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Encorium Group, CIK No. 856569, is a void Delaware corporation located in Wayne, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Encorium Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2010, which reported a net loss of $9,088,038 for the prior twelve months. As of July 29, 2014, the company's stock (symbol "ENCO") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Waccamaw Bankshares, CIK No. 1144686, is a North Carolina corporation located in Whiteville, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Waccamaw Bankshares is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2010, which reported a net loss of $15,237,685 for the prior twelve months. As of July 29, 2014, the company's stock (symbol "WBNK") was quoted on OTC Link, had eleven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.,* Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Amico Games Corp., Andina Group Inc., Cougar Oil & Gas Canada Inc., Encorium Group, Inc., and Waccamaw Bankshares, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

Cameron Elliot
Administrative Law Judge